                                 EXHIBIT 11.1

                      AWARD SOFTWARE INTERNATIONAL, INC.
                      COMPUTATION OF NET INCOME PER SHARE
                    (in thousands except per share amounts)
                                  (Unaudited)


                                    Three months ended      Six months ended
                                         June 30,               June 30,
                                     1997        1996        1997      1996
                                    ------      ------      ------    ------

Weighted average common shares       6,868       5,248       6,830     5,248
Weighted average common equivalent
 shares                                864         813         887       820
                                    ------      ------      ------    ------
Total weighted average common
 and common equivalent shares        7,732       6,061       7,717     6,068
                                    ======      ======      ======    ======

Net income                          $1,000      $  717      $1,892    $1,103
                                    ======      ======      ======    ======
Net income per share                $ 0.13      $ 0.12      $ 0.25    $ 0.18
                                    ======      ======      ======    ======



NET INCOME PER SHARE

      Net income per share is computed using the weighted average number of common and common equivalent shares, when dilutive, from stock options and warrants (using the treasury stock method). Pursuant to a Securities and Exchange Commission Staff Accounting Bulletin, common and common equivalent shares (using the treasury stock method and the public offering price) issued by the Company within 12 months prior to the Company's initial public offering filing have been included in the calculation as if they were outstanding for all periods through the effective date of the Company's initial public offering.